Exhibit 99.1

Investor Contact:

Michael Callahan, ICR

(203) 682-8311

Michael.Callahan@icrinc.com

Kornit Digital Reports 2015 Fourth Quarter and Year End Results

Highlights

●	Fourth quarter 2015 sales of $25.5 million, an increase of 35.1% over the prior-year; Full Year 2015 sales of $86.4 million, an increase of 30.2%.

●	Fourth quarter non-GAAP net income of $3.2 million, or $0.10 per diluted share; GAAP net income of $2.1 million, or $0.07 per diluted share

●	Full year non-GAAP net income of $9.4 million, or $0.35 per diluted share; GAAP net income of $4.7 million, or $0.18 per diluted share.

●	Allegro sales accelerate in second half of 2015, with multiple customers in the United States and Europe.

●	Kornit Digital selected as partner for Amazon’s Print-On-Demand Service and installed multiple systems during the quarter.

Rosh-Ha`Ayin, Israel – February 9, 2016 – Kornit Digital Ltd. (NASDAQ:KRNT), a leading provider of digital printing solutions for the global printed textile industry, today reported results for the fourth quarter and fiscal year ended December 31, 2015.

Sales for the fourth quarter of 2015 were $25.5 million, a 35.1% increase over the prior year period of $18.9 million. Higher sales were attributable to widespread growth in all areas, including systems and services as well as inks and consumables.

Non-GAAP net income in the fourth quarter of 2015 was $3.2 million, or $0.10 per diluted share, compared to prior-year net income of $1.6 million. On a GAAP basis, the Company reported net income of $2.1 million, or $0.07 per diluted share, compared to net income of $1.2 million, in the fourth quarter of 2014.

Gabi Seligsohn, Kornit Digital’s Chief Executive Officer commented, “We are pleased to report a strong finish to our first year as a public company, and proud of the milestones we have achieved throughout the year. Notably, operating margin improved 350 basis points over the prior-year, despite increased investment in our global infrastructure and R&D, and the addition of almost 100 full-time employees during the year, bringing our total end of year headcount to 343. We expect that these investments should enable the Company to capitalize on its market leading DTG position, and support the ongoing rollout of the Allegro, the industry’s first single-step roll-to-roll solution.

Mr. Seligsohn continued, “We head into 2016 with strong momentum, which is supported by growing market penetration of the Allegro, the planned launch of the Vulcan, and an aggressive product roadmap with several product enhancements to our existing DTG portfolio.”

Fourth Quarter Results of Operations

In the fourth quarter of 2015, Kornit reported sales of $25.5 million, an increase of 35.1% compared with the prior-year level of $18.9 million. Higher sales were the result of contributions from all product categories including systems, ink and consumables, and services.

Non-GAAP gross profit in the fourth quarter was $12.4 million, or 48.6% of sales, compared with $8.6 million, or 45.6% of sales in the prior-year. On a GAAP basis, fourth quarter gross profit was $12.1 million, compared with $8.5 million, in the prior-year. Higher gross margins primarily reflected a favorable sales mix of high throughput systems, and a stronger contribution from ink and consumables during the current period.

Non-GAAP operating expenses in the fourth quarter increased to $9.1 million, or 35.5% of sales, compared to $6.9 million, or 36.4% of sales in the prior year. On a GAAP basis, total operating expenses in the fourth quarter were $9.9 million, compared to $7.2 million in the prior period. The increase in total operating expenses was consistent with the previously stated growth strategy, as the Company continues to execute to its global infrastructure build out.

Fourth quarter non-GAAP research and development expenses were $3.2 million, or 12.7% of sales, compared to $2.6 million, or 13.7% of sales in the prior-year. Fourth quarter GAAP research and development expenses were $3.4 million, compared to the prior-year period of $2.6 million.

Non-GAAP operating profit in the fourth quarter increased to $3.3 million, compared to $1.7 million in the prior year. As a percent of sales, adjusted operating margin for the fourth quarter was 13.1% of sales, compared with 9.2% of sales in the prior year. On a GAAP basis, fourth quarter operating profit was $2.2 million, compared to the prior year period of $1.3 million.

Non-GAAP net earnings for the fourth quarter of 2015 were $3.2 million, or $0.10 per diluted share, compared to $1.6 million in the prior year period. On a GAAP basis, the Company reported net earnings of $2.1 million, or $0.07 per diluted share, compared to a net gain of $1.2 million, in the fourth quarter of 2014.

Full Year 2015 Results of Operations

Full year 2015 sales were $86.4 million, a 30.2% increase over the prior year period of $66.4 million. Higher sales compared to the prior year were primarily related to higher volume of products sold, an improved mix of industrial systems, the success of new product introductions, and incremental sales from services. For the full-year, the Company recorded 60% of revenue from systems and services, and 40% of revenue from ink and consumables.

Non-GAAP gross profit for the full year 2015 was $41.3 million, or 47.8% of sales, compared to $29.4 million, or 44.3% of sales for the full year 2014. Full year GAAP gross profit was $40.6 million, compared to $29.2 million in the prior year. Higher gross margins compared to the prior year were primary the result of a favorable system sales mix to industrial systems, and a higher volume of ink and consumables.

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Non-GAAP operating expenses for the full year of 2015 were $30.8 million, or 35.7% of sales, compared to the prior year level of $24.6 million, or 37.0% of sales. Full year 2015 operating expenses on a GAAP basis were $34.8 million, compared to $25.4 million for the full year of 2014. Lower operating expenses as a percentage of sales reflect leverage on higher sales compared to 2014, partially offset by incremental expenses as the Company executes its global infrastructure strategy.

Full year non-GAAP research and development expenses were $11.4 million, or 13.2% of sales, compared to $9.4 million, or 14.1% of sales in the prior year. Full year 2015 research and development expenses were $12.0 million, compared to the prior year of $9.5 million.

Non-GAAP operating profit in the full year 2015 increased 115.7% to $10.5 million, compared to the prior year period of $4.8 million. Full year 2015 GAAP operating profit increased 51.0% to $5.8 million, compared to $3.8 million in the year ago period.

Non-GAAP full year 2015 net earnings were $9.4 million, or $0.35 per diluted share, compared with non-GAAP net earnings of $4.0 million in the prior year. On a GAAP basis, full year 2015 net earnings were $4.7 million, or $0.18 per diluted share, compared to $3.0 million in the prior year.

Balance Sheet and Cash Flow

At December 31, 2015, the Company had cash, deposits and marketable securities of $74.1 million, and no long-term debt. Cash flow from operations for the full-year of 2015 were a $2.2 million use of cash, which was entirely attributable to an increase in working capital from a higher volume of systems and consumables sold.

First Quarter 2016 Guidance

The Company will discuss the details of its guidance live during its earnings conference call, which will be available for replay via webcast at ir.kornit.com.

Conference Call Information

Kornit will host a conference call today at 5:00 p.m. ET, or 12:00 a.m. Israel time, to discuss the results, followed by a question and answer session for the investment community. A live webcast of the call can be accessed at ir.kornit.com. To access the call, participants may dial toll-free at 1-888-438-5448 or +1-719-325-2455. The toll-free Israeli number is 1-809-24 5906. The confirmation code is 5221435.

To listen to a telephonic replay of the conference call, dial toll-free 1-877-870-5176 or +1-858-384-5517 (international) and enter confirmation code 5221435. The telephonic replay will be available beginning at 8:00 p.m. ET on Tuesday, February 9, 2016, and will last through 11:59 p.m. ET February 23, 2016. The call will also be available for replay via the webcast link on Kornit's Investor Relations website.

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Forward Looking Statements

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. Forward-looking statements are characterized by the use of forward-looking terminology such as "will," "expects," "anticipates," "continue," "believes," "should," "intended," "guidance," "preliminary," "future," "planned," or other words. These forward-looking statements include, but are not limited to, statements relating to the company's objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events or developments that the company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: our ability to leverage our increased headcount, our success in developing, introducing and selling new or improved products and product enhancements, the development of the market for digital textile printing, availability of alternative ink, competition, sales concentration, changes to our relationships with suppliers, our success in marketing, and those factors referred to under "Risk Factors" in the company's final prospectus filed with the U.S. Securities and Exchange Commission. Any forward-looking statements in this press release are made as of the date hereof, and the company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Discussion Disclosure

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude acquisition related expenses, share-based compensation expenses, amortization of acquired intangible assets, Expenses related to settlement with the OCS, Law suit settlement and compensation related to the IPO. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies

About Kornit

Kornit develops, designs and markets innovative digital printing solutions for the global printed textile industry. Kornit’s solution includes its proprietary digital printing systems, ink and other consumables, associated software and value added services. Kornit’s vision is to revolutionize the textile industry by facilitating the transition from analog processes that have not evolved for decades to digital methods of production that address contemporary supply, demand and environmental dynamics. Kornit is a global company headquartered in Rosh-Ha`Ayin, Israel, with U.S. offices in Mequon, Wisconsin and additional sales, support and marketing offices in Germany and Hong Kong.

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KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(U.S. dollars in thousands, except share and per share data)

	Year Ended		Three Months Ended
	December 31,		December 31,
	2015	2014	2015	2014
	(Unaudited)	(Audited)	(Unaudited)

Revenues	$86,405	$66,364	$25,498	$18,869
Cost of revenues	45,820	37,187	13,443	$10,332
Gross profit	40,585	29,177	12,055	8,537

Operating expenses:
Research and development	11,950	9,475	3,377	2,624
Selling and marketing	13,367	10,616	4,192	3,047
General and administrative	9,500	5,266	2,287	1,550
Total operating expenses	34,817	25,357	9,856	7,221
Operating income	5,768	3,820	2,199	1,316
Financial income (expenses), net	(334)	(15)	(164)	184
Income before taxes on income	5,434	3,805	2,035	1,500

Taxes on income (benefit)	709	782	(30)	306
Net income	4,725	3,023	2,065	1,194

Basic net income per share	$0.19	$0.34	$0.07	$0.13

Weighted average number of shares used in computing basic net income per share	24,633,369	8,969,588	30,183,089	8,973,224

Diluted net income per share	$0.18	$0.29	$0.07	$0.10

Weighted average number of shares used in computing diluted net income per share	26,458,584	10,446,329	31,723,327	11,366,951

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KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF INCOME

(U.S. dollars in thousands, except share and per share data)

	Year Ended		Three Months Ended
	December 31,		December 31,
	2015	2014	2015	2014
	(Unaudited)		(Unaudited)

GAAP net income as reported	$4,725	$3,023	$2,065	$1,194

Non-GAAP adjustments
Expenses recorded for share-based compensation
Cost of revenues	306	97	109	38
Research and development	281	86	72	43
Selling and marketing	537	211	199	89
General and administrative	1,259	503	377	214
Acquisition related expenses
Research and development	250	-	62	-
General and administrative	550	-	-	-
Intangible assets amortization
Cost of revenues	222	126	53	32
Compensation in relation to the IPO
Separation payment to shareholder	750	-	-	-
IPO bonuses to employees	270	-	-	-
Litigation settlement	90	-	90	-
Expense related to settlement of OCS grants	165	-	165	-

Total adjustments	4,680	1,023	1,127	416

Non-GAAP net income	$9,405	$4,046	$3,192	$1,610

Non- GAAP diluted net income per share	$0.35	$0.38	$0.10	$0.14

Weighted average number of shares used in computing diluted net income per share	26,824,370	10,688,941	32,054,699	11,392,565

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KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31,	December 31,
	2015	2014
	(Unaudited)	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$18,464	$4,993
Short term bank deposits	22,000	-
Available for sale marketable securities	4,527	-
Trade receivables, net	22,598	9,770
Other accounts receivables and prepaid expenses	3,647	1,775
Inventory	15,803	11,986
Total current assets	87,039	28,524
LONG-TERM ASSETS:
Available for sale marketable securities	29,152	-
Severance pay fund	1,125	1,187
Property and equipment, net	4,778	3,660
Intangible assets, net	1,023	245
Deferred issuance costs	-	849
Other assets	309	249
Total long-term assets	36,387	6,190

Total assets	$123,426	$34,714

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Trade payables	$13,230	$5,901
Employees and payroll accruals	4,383	2,968
Deferred revenues and advances from customers	1,008	1,863
Other payables and accrued expenses	2,630	2,606
Total current liabilities	21,251	13,338

LONG-TERM LIABILITIES:
Accrued severance pay	1,839	1,903
Deferred taxes	74	122
Total long-term liabilities	1,913	2,025

SHAREHOLDERS' EQUITY	100,262	19,351

Total liabilities and shareholders' equity	$123,426	$34,714

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KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year Ended		Three Months Ended
	December 31,		December 31,
	2015	2014	2015	2014
	(Unaudited)		(Unaudited)

Cash flows from operating activities:

Net income	$4,725	$3,023	$2,065	$1,194
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	1,782	1,352	503	348
Share-based compensation	2,383	897	757	384
Increase in receivable interest and amortization of premium on marketable securities	(113)	-	(70)	-
Increase (decrease) in accrued severance pay, net	(2)	284	6	(5)
Increase in trade receivables	(13,117)	(4,409)	(5,391)	(2,868)
Decrease (increase) in other receivables and prepaid expenses	(1,595)	110	(39)	55
Increase in inventories	(4,610)	(555)	(1,249)	1,406
Changes in deferred taxes, net	(62)	(132)	14	(132)
Decrease in other long term assets	(68)	(57)	(19)	(61)
Increase (decrease) in trade payables	7,036	(1,578)	3,935	451
Increase (decrease) in employees and payroll accruals	1,435	852	(51)	550
Increase (decrease) in deferred revenues	(820)	(130)	461	(504)
Increase (decrease) in other payables and accrued expenses	223	(323)	(506)	397
Interest on short-term bank deposit	(53)	(8)	(23)	(7)
Loss from sale of property and equipments	51	(5)	51	-
Foreign currency translation loss on inter company balances with foreign subsidiaries	596	342	187	168

Net cash (used in) provided by operating activities	(2,209)	(337)	631	1,376

Cash flows from investing activities:

Purchase of property and equipment	(1,861)	(1,911)	(809)	(504)
Cash paid in connection with acquisition	(1,000)	-	-	-
Proceeds from (investment in) bank deposits, net	(22,000)	2,643	(11,000)	549
Proceeds from redemption or sale of marketable securities	1,500	-	-	-
Proceeds from sale of property and equipment	8	6	-	-
Purchase of marketable securities	(35,518)	-	(8,090)	-
Net cash provided by (used in) investing activities	(58,871)	738	(19,899)	45

Cash flows from financing activities:

Proceeds from initial public offering, net (Payment of issuance costs)	74,180	(661)	-	(655)
Exercise of employee stock options	420	6	360	-
Net cash provided by (used in) financing activities	74,600	(655)	360	(655)

Foreign currency translation adjustments on cash and cash equivalents	(49)	(82)	(5)	(46)
Increase (decrease) in cash and cash equivalents	13,520	(254)	(18,908)	766
Cash and cash equivalents at the beginning of the period	4,993	5,329	37,377	4,273
Cash and cash equivalents at the end of the period	18,464	4,993	18,464	4,993

Non-cash investing activities:

Purchase of property and equipment on credit	422	113	422	113
Issuance expenses on credit	-	188	-	132
Inventory transferred to be used as property and equipment.	692	265	100	196
Property and equipment transferred to be used as inventory	106	112	-	112

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